INVEST IN **PARKNAV**

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1.5 Billion Searches for Parking Daily Worldwide

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parknav
Just drive!
Let us find
Parking for you.

parknav.com San Francisco CA

Infrastructure Technology Software Smart Cities Software Engineering

OVERVIEW DETAILS UPDATES 87 WHAT PEOPLE SAY 230 ASK A QUESTION 111

Highlights

1. Parknav AI charges per parking search
2. Over $4M raised $3M revenue B2B SaaS; 200% customer growth 2021, BMW, T-Mobile parent, Siemens
3. All-star team Techstars, multiple exists, $1B value to investors, Stanford CEO, Prof UIUC, Top 10 AI
4. Jeff Bezos, Michael Dell, Marc Zuckerberg investors LPs Village Global VC investment
5. Named "Best Startup to Invest" by Investors Place 2022, GARTNER Cool Company Data and Analytics
6. Parknav first to market, 5 patents, technology high precision up to 95%, competitors at only 60%-75%
7. $120B annual Market: Smart City Analytics and Data annually
8. Partners include Microsoft Ventures Accelerator, Startupbootcamp Berlin, Volkswagen PlugAndPlay

Our Team



Eyal Amir CEO



Named Top-10 AI Person by IEEE, Stanford University Computer Science best-PhD thesis award, AI Professor in Computer Science UIUC, Gold Medalist Olympic Rifle Shooting Israel

Parking is the most painful part of every driving experience. By providing real-time information about parking availability, we will improve the lives of millions around the world by enabling people to spend more time doing what they love, and not being stuck in a car.



Igal Elon Chemerinski CRO

Techstars alum, head of sales and marketing for a number of successful startups SaaS from seed to exit. SaaS, Fintech, Smartcity, Mobility



Simon Arazi VP of Product

20+ years startup Outbound Product Management, took ClickSoftware from seed to SerD ($1.5B exit), Sirenum from seed to exit (2021 exit)

SEE MORE

Our groundbreaking AI technology solves modern cities' parking challenges—and much more.

Parknav® uses AI to identify available on-street parking in real-time. It is the only scalable solution that uses zero hardware and works on every street, 24/7, for all types of on-street parking (including free, metered & permit). Additionally, our technology predicts so much more than parking—and this investment opportunity includes these future opportunities.

We're back! Our previous investors would say "Don't miss this one."

This isn't our first time on Wefunder. In fact, we launched highly successful campaigns in 2016 and one in early 2021. Since then, significant events have occurred -- including a new luxury-car-manufacturer customer, over 3x new customers in 2021 compared with 2020, and launching ground-breaking new products. Our investors asked for further opportunities to invest, and we listened - we're ready for Round Three!

Here's how our investors have watched their investment grow since 2016:

parknav	THEN (2016)	NOW
VALUATION	$20M valuation Cap (Convertible note)	$80M valuation (Discounted for first $300K)
FUNNEL SIZE	$2MM	$120MM
PRODUCTION	One (1): Parking Predictions	API, SDK and City Portal
REVENUE	$60K (tax basis 2015)	$530K (tax basis 2020)
TEAMS	Promising, Inexperienced Management	Management Upgraded: 5 Exits


The Proof is in our Traction

We don't have to tell you our technology works -- we have the traction to prove it.

Urban residents have. a desperate need our solution, and as urbanization continues to accelerate—so does our demand.


parknav
1000+ Cities
1MM+ Revenue in 2019
Positive Cash Flow
3X New Customers in 2021

Stellar Team

Invest in an experienced, award-winning, internationally recognized data science and leadership team.

Parknav® was launched in 2015 by award-winning Professor and Data Scientist, Prof. Dr. Eyal Amir, whose 25 years of research is the foundation for our groundbreaking, patented and innovative technology. And our team experience doesn't stop there—encompassing multiple exits, IPOs, and more..


Eyal Amir
CEO
Professor of CS at UIUC, Stanford PhD in AI, Data Scientist
Best Stanford Thesis, Top-10 AI IEEE, 6Sense, Fraud Science
Olympic Rifle shooting Israel gold medalist at 20, Black-belt JKA Karate
Igal Elon Chemerinski
CRO
20+ International Sales, Mgmt, Marketing, MBA U. Toronto, BSc U. Florida
Led Sales at Tegrity (exit), Pepperi, Optibase (exit), from seed to exit
Surfer, Golfer, Runner and Polyglot 5 languages
Juan Mancilla - Caceres
CTO
UIUC PhD Machine Learning, ML and Security at Microsoft
Fulbright laureate, award - winning scholar, create games for education
Machine Learning for social issues and child bullying
Hugo van der Linde
SVP Corp dev
Co - Founder MP - ed RMG (high 8 digit exit), MD-ed TravelNet (sold to TUI), CEO-ed publicly traded company, best performer on Euronext
Passionate about Smart City Technologies
Simon Arazi
VP Product
20+ Product for Tech Startups, Bsc Technion, MA Hebrew U. Jerusalem
ClickSoftware ($1.3B acquisition), Sirenum (exit) from seed to exit
History scholar, Talmudic Research, 2 ancient languages
John Leney
EVP Business Development
20+ B2B SaaS Sales to Automotive, Deloitte, Geometric
$100M Sales and GM
Backcountry wilderness explorer

Partners and customers trust our patented technology, which is available for 1,000+ cities in North America and Europe.

Parknav's® patented technology is trusted by some of the most well-known luxury automakers in the world (including BMW), the largest global telecommunication companies (including Deutsche Telekom), and large-scale Smart City service providers (including Siemens).


160+
parknav


40+
U.S. Cities
Delivered to
Customers
European Cities
Delivered to
Customers
We produce wide coverage: 1000+ Cities Offered

Backed by Village Global

We're backed by Village Global, which includes some of the world's most well-known technology leaders.

Parknav® received investment from the California-based Venture Capital firm Village Global VC, which is backed by Diane Greene, Bill Gates, Jeff Bezos, Mark Zuckerberg, Sara Blakely, Reid Hoffman, and more! Parknav® was also part of Microsoft Ventures Accelerator, Startupbootcamp Berlin, Wayra O2/Telefonica/Hyundai Accelerator, and the Volkswagen PlugAndPlay Accelerator.


VILLAGE
GLOBAL
Diane Green
Founder, VMWare
Bill Gates
Founder, Microsoft
Jeff Bezos
Founder, Amazon
Reid Hoffman
Founder, Linkedin
Mark Zuckerberg
CFO, Facebook
Sara Blakely
Founder, Spanx

We are Different

Parknav® makes finding a parking spot easy and fast.

Traditionally, cities and businesses have relied on dedicated, physical parking sensors to determine real-time parking availability. This costs cities and people a lot of money and time and is neither practical nor scalable. Our solution is a precise, AI data-driven product that's 100x more cost-effective—thus, 100x more scalable—and much more accurate.

Here's how we compare:

parknav | TomTom | INRIX | P

Made for finding on-street parking	✔	✖	✖	✖
Navigation to on-street parking	✔	✔	✔	✖
Integrate with cars and other live data	✔	✔	✔	✔
Available with mobile apps	✔	✖	✔	✔
Data quality	85% - 95%	Not published	Not published	Not published

Our Tech Works

Parknav® uses data to determine real-time parking availability.

We use artificial intelligence to analyze data generated by cars manufacturers, telecommunication companies, insurance companies, car-sharing services, mapping companies and many other sources, along with our own proprietary data. **This makes Parknav® the most accurate solution available.**


parknav
AI / ML / Algorithms / Patents / IoT Fusion
Data Sources
Car Manufacturing
Telecommunication
Car Sharing, Insurance,
Mapping Satellites,
Cities
Ground truth sources,
Proprietary & Local Info
Proprietary AI Engine
Precise Prediction
Better than Sensors
Based on Data Analysis and Predictions,
We know how to find the perfect spot for you

Why now

Parknav® is poised to be the center of the Smart Cities revolution.

This impending Smart Cities revolution is demanding our unique technology expertise and we're prepared to scale rapidly to capitalize on this momentum. The potential of Parknav® to improve Smart Cities is boundless: from enhanced citizen and government engagement to reduced environmental footprint, improved infrastructure and life quality for urban dwellers.

A Message from our CEO

Even as a little boy who had no need to look for parking himself, growing up in some of the most populated cities, the stress it placed on my family was always felt at the dinner table. Parking (or the lack thereof) affected many of the decisions we made and played a real toll on my relationships with friends and family outside of the city - especially with my father.

Fast-forwarding to 2007, all grown up and experienced in the pains of parking

beyond the side effects from my parents, I started to rethink the direction of my research on Commonsense AI (the belief that computers need common sense in order to truly become intelligent). It became clear to me that I had something in my hands that could really change not just my world, but the entire world too.

It was also clear to me that this missing information wouldn't require a rocket scientist to obtain, and that my Stanford Ph.D. in Computer Science together with a passionate enough vision would be enough to find a solution. Sensors are costly, limited, as well as imprecise. People are far too busy to provide information, and parking operators have no incentive to assist in finding a free spot.

What drove me even further to make this dream into a reality was the understanding that regardless of where or who we are, we all spend far too much time, money, and stress on parking that should be invested in our loved ones instead.

After returning to UIUC for my tenure, I knew the next step was to beat the future AI and develop our own knowledge to be even faster and better. And that's exactly when my journey began of making us all smarter, starting out by providing precise and timely information covering the entire world from a bird's eye view.

Today, this is exactly what Parknav does! Offering the most precise, real-time information about where there are available spots in 200 cities already, Parknav is ready for the next stage in its scale-up, preparing to expand from parking information to information about just everything you can imagine related to cities (while maintaining all privacy rights).

Parknav has recently undergone a massive increase in customers and is confident that 2022 will be the best year yet as we only continue to become stronger and stronger. Together with our team of modern-day superheroes, and your help - we are here to change the world. I invite you to join us on this incredible mission by taking part in our WeFunder campaign.

Eyal Amir, CEO

Our Future Solutions

So much more than parking.

The AI-driven technology that powers Parknav® has predicted more than just parking. Our roadmap including predicting "EVERYDAY" situations (predicting what is occurring outside, such as where can I find a place to sit), "FIREHOSE" predictions (what is occurring off the street, such as does your favorite grocery store have your favorite toilet paper in stock) and "PERSONALIZED" predictions (what will happen to you later in the day, such as how is your health).

This technology is extremely exciting and is ALREADY proven with the success of Parknav ®.


EVERYDAY multiple things occur on the street
Target Customers


Telco
Cities
Mobility
Lines
Waiting
Inventory
Parking
Drop off/ Pick up
Sitting


FIREHOSE multiple things occuring off the street
Target Customers
Insurance Tech
Fintech
Governments
Dog friendly
People
Table
Doors
Windows
Graffiti



- Rik Moore

Member of the Angels and Entrepreneurs community as well as an investor in Wefunder

"Parknav checks all the boxes of what I look for in a company when investing. I saw an opportunity to invest in a solution that has the potential to result in a large return and address a problem that will help improve the world we live in."


PERSONALIZED predictions for everyday life
Target Customers
Telco
Wearables
Mobility
Kids
Family
Clothes
Nutrition
Activity
Body/Hair

Parknav® will help build the Smart Cities of the future.

Modern cities will have more traffic and less parking. Autonomous vehicles can park themselves, but Parknav® will provide the missing piece of the autonomous parking experience. We've already identified many more potential applications of our technology and data set, and it's clear that Parknav® will play a significant role in making the Smart Cities revolution *better*.



- Chris Meredith

Investor in Wefunder

"I've lived my entire life in the greater Seattle area. Traffic and parking has only gotten worse in the last several years so I've avoided exploring our beautiful city. Parknav would solve the biggest problem locals face daily. So it will help many people in my home area and wherever else it comes out. That also means HUGE potential profits which I could really go for."


parknav
Enable urban planners to create a safer healthier environment
Help retailers decide where to site their next location
Show potential home buyers parking availability of neighbors
Inform autonomous vehicles of available parking

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parknav